EXHIBIT 11

TELLABS, INC.

COMPUTATION OF PER SHARE EARNINGS

In millions, except per share amounts

	Third Quarter		Nine Months
	10/2/09	9/26/08	10/2/09	9/26/08
Numerator:
Net earnings (loss)	$29.3	$(998.5)	$51.5	$(942.9)

Denominator:

Denominator for basic earnings per share -
Weighted average shares outstanding	392.3	398.0	394.8	401.1

Effect of dilutive securities:

Stock options and awards	1.9	—	1.3	—

Denominator for diluted earnings per share -
Adjusted weighted average shares outstanding and assumed conversions	394.2	398.0	396.1	401.1

Net earnings (loss) per share – basic	$0.07	$(2.51)	$0.13	$(2.35)

Net earnings (loss) per share – diluted	$0.07	$(2.51)	$0.13	$(2.35)

The number of anti-dilutive securities excluded from the weighted average shares outstanding computation was 26.9 million in the third quarter of 2009, 31.9 million for the first nine months of 2009, 34.8 million in the third quarter of 2008, and 35.6 million for the first nine months of 2008.

Under U.S. GAAP, dilutive securities are not included in the computation of diluted earnings per share when a company is in a loss position.